September 24, 2012

VIA ELECTRONIC MAIL

Ms. Louise Dorsey

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.
Empire State Realty OP, L.P.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 13, 2012
Amendment No. 2 to Registration Statement on Form S-11
Filed July 3, 2012 File Nos. 333-179486; 333-179486-01

Dear Ms. Dorsey:

On behalf of Empire State Realty Trust, Inc. (the “Company”), a Maryland corporation, and Empire State Realty OP, L.P. (the “Operating Partnership”), a subsidiary of the Company, we are submitting this letter to address the requested clarifications to our response letter dated September 13, 2012 and to respond to the request by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) for supplemental information providing additional analysis related to the accounting for the direct and incremental offering costs we have incurred during the period from the commencement of the initial offering process from approximately April 2010 through March 31, 2012.

Background of the Transaction

As described in the Prospectus/Consent Solicitation Statement included in the Registration Statement on Form S-4, Malkin Holdings LLC, as supervisor of certain entities, proposes (i) a consolidation (the “consolidation”) of several private entities and also three non-traded SEC registered entities (the “subject LLCs”), each supervised by the supervisor, that own office and retail properties in Manhattan and the greater New York metropolitan area and certain related management businesses (including the supervisor) and (ii) a subsequent initial public offering (“IPO”) of the consolidated entity. The private entities represent twenty-two entities, including the operating lessees of each of the subject LLCs, from which consents to the consolidation and subsequent IPO were required (and have been obtained). We collectively refer to the IPO and the consolidation as the “Transaction”.

As described in the Chronology of the Consolidation included within the Registration Statement on Form S-4, during 2010 the supervisor determined to consider the consolidation in conjunction with an IPO, in which the Company, a newly formed real estate investment trust (“REIT”) would

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acquire, through the Operating Partnership, the interests in properties and assets of the subject LLCs, the private entities and the management businesses. After reviewing the structuring of the proposed Transaction, the supervisor concluded that the first step toward the IPO would be to obtain the consent to the Transaction of the private entities. The supervisor commenced solicitation of consents of the participants in the private entities, where required, in November 2011. The private solicitation was completed in January 2012, and contribution of the interests in properties and assets of each of the private entities to the Operating Partnership pursuant to the consolidation was approved by the required consent of each of the private entities subject to the condition discussed below. In addition, the acquisition of each of the management businesses by the Operating Partnership or the Company and the contribution of interests of the Malkin Holdings group (as defined in the Registration Statement on Form S-4) in the subject LLCs to the Operating Partnership was approved by the owners thereof.

The supervisor in February 2012 filed with the SEC the Registration Statement on Form S-4 relating to the consolidation for the three subject LLCs, which are SEC registered entities, as well as many private entities, and the Registration Statement on Form S-11 relating to the proposed IPO.

Our Predecessor is not a legal entity but rather a combination of (i) interests in certain properties and management companies, which are owned by certain entities that our sponsors (Anthony E. Malkin and Peter L. Malkin) own interests in and control, which are collectively referred to as the Controlled Entities (inclusive of the three subject LLCs), and (ii) non-controlling interests in four properties owned by certain private entities which are collectively referred to as the Non-Controlled Entities, and are presented in our Predecessor’s combined financial statements under the equity method of accounting. In addition, the Company has an option to acquire two additional Manhattan office properties from three private entities supervised by the supervisor. These properties are referred to herein as the Option Properties. These Option Properties currently are subject to ongoing litigation and the Company has an option to acquire certain fee, long-term leasehold, and/or sub-leasehold interests in these two properties, as applicable, after such litigation is resolved.

Analysis of the accounting for the direct and incremental offering costs

We respectively advise the Staff that we have detailed in our response why we believe the consolidation and IPO represent a single transaction (the Transaction), a summary of the accounting for offering costs for similar transactions in the real estate industry, an analysis of the composition of offering expenses and how such expenses were allocated and accounted for by the Predecessor, Non-Controlled Entities and the Option Properties in their respective financial statements. After considering your comments received orally on September 18, 2012, we performed a further review of the deferred offering expenses and identified certain costs totaling approximately $1.9 million which we deferred through March 31, 2012 which should be expensed as they are not direct and incremental costs of the Transaction.

In the following analysis, we will address the following:

•	The reasons we believe the consolidation and IPO are one single event,

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•	Industry practice in similar transactions,

•	The type and nature of expenditures which we have incurred and our accounting treatment based on SAB Topic 5A – Expenses of Offering,

•	Our allocation of expenses to the various entities, including an analysis of these costs that were deferred as offering costs and expensed as period costs, and

•	Analysis of amounts that we identified as incorrectly deferred on the Predecessor’s financial statements.

Why the Consolidation and IPO are One Single Event

In 2010, when Malkin Holdings LLC began to discuss the merits of initiating the Transaction, an initial public offering was the central purpose and an integral element of the Transaction. The IPO is to provide to participants diversity, additional growth potential, and the opportunity for liquidity for those participants that desired liquidity, and a more modern governance structure. Another purpose was to provide a transaction in which the Helmsley estate, which is required to sell its interests in the operating lessees of the subject LLCs under the will of Leona Helmsley, could liquidate its interest without adversely affecting the other participants. The supervisor determined that an IPO was the best way to achieve these purposes. It was determined that there would be several steps that we would be required to undertake for a successful IPO which would include the consolidation, each of which would result in significant involvement of the supervisor and its personnel and substantial costs to be incurred for legal, accounting, independent valuations, etc. As required by the organizational documents of the subject LLCs and certain of the private entities, the supervisor is required to obtain the consent of the partners, members or participants in order to proceed with the Transaction. In order to obtain consent and comply with federal securities laws, we undertook to commence the following:

•

Prepare private solicitation documents for each of the partnership or limited liability companies included in the Predecessor and the Non-Controlled Entities and commit to issue securities to the participants in the private entities (such issuance was structured as a private placement under Regulation D under the Securities Act of 1933, as amended),

•

Prepare a Registration Statement on Form S-4 in order to solicit approval of, and issue securities in the Transaction to participants in the subject LLCs (such issuance required a public offering), and

•	Prepare a Registration Statement on Form S-11 in order to offer securities in the Company to the public in the IPO.

Further, we note that (i) the disclosure in the private solicitation, the Form S-4 and the Form S-11 are interrelated and a substantial portion of the disclosure in the Form S-11 is also included in

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the private solicitation documents and the Form S-4, and (ii) the financial statements in the private solicitation and the Form S-4 either serve as the basis for the financial statements in the Form S-11 or are included in the Form S-11.

As we have outlined in the “Conditions to the Consolidation” on page 187 of the Form S-4/A, the following conditions must be satisfied to consummate the entire Transaction:

•	Requisite consent of each of the private entities, the subject LLCs and management businesses (including, where applicable, the consent of the participants of such entities) must be received;

•	The IPO must close;

•

The operating partnership units and Class A common stock must be approved for listing on the New York Stock Exchange or another national securities exchange prior to or concurrently with the consummation of the consolidation and the closing of the IPO;

•

The contribution to the Company of the property interests in the Empire State Building owned by Empire State Building Associates L.L.C., which owns the fee interest and the underlying land, and Empire State Building Company L.L.C., the private entity which is the operating lessee with respect to the Empire State Building; and

•	The consolidation must be completed by December 31, 2014.

If the IPO is not completed there would be no authorization to complete the consolidation.

Accordingly, we view the IPO and consolidation as a single integrated event that cannot be separated.

Real Estate Industry Practice

As real estate assets are frequently held in individual partnerships or other similar legal form, in order to complete an initial public offering of a REIT, the sponsors of a REIT initial public offering must first enter into a series of steps and internal transactions to have the individual partnerships or other entities contribute their assets to or agree to a merger into the newly created holding company. We believe these transactions are similar to our Transaction. The only distinguishing factor between our Transaction and these similar real estate transactions is that in those transactions the entities involved are most frequently private partnerships, whereas certain of the limited liability companies in our Transaction are public reporting entities (because they have in excess of 500 shareholders) which are subject to the federal securities laws and regulations, including the proxy and roll-up rules. Additionally, due to the number of participants in the subject LLCs, it was not practical to structure the issuance of securities in the consolidation as a private placement and therefore the offering of the securities required the filing of a registration statement. As such we have the added legal requirements, complexities and transparency of filing on Form S-4 in order to obtain the consent of the investors in the subject LLCs included in the Transaction.

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While we acknowledge that the aggregate expenses expected to be incurred to effectuate our Transaction are significant when compared to other REITs that have completed similar consolidations and initial public offerings, we believe the types of costs incurred by other real estate entities are consistent with the costs incurred by the Company to complete such a transaction. We reviewed a series of REITs’ final Form S-11 offering documents and their first Form 10-K filings. We believe that each of these transactions were similar to our Transaction in that they involved the consolidation of various partnerships or other entities concurrent with the completion of their initial public offerings. For each of these entities, we noted that in either the registrants’ S-11 or subsequent 10-K filings they disclosed that included in these costs were legal, accounting and other costs were treated as offering costs. The registrants we reviewed included Maguire Properties, Inc., CoreSite Realty Corporation, Whitestone REIT, Excel Trust, Inc., Hudson Pacific Properties Inc., American Assets Trust Inc. and STAG Industrial Inc.

In reviewing these filings, we noted that, among other items, the following expenditures were consistently incurred by these registrants:

•	Legal

•	Accounting

•	Printing

•	Listing fees

•	Other miscellaneous expenses

We also noted that within their accounting policy footnote, offering costs were noted to include legal, accounting and related costs in connection with the offerings which were deducted from the gross proceeds of the offerings. While these registrants’ disclosures did not explicitly state that a step within the initial public offering process was to do a consolidation, implicitly we believe that aside from the nonexistence of SEC registered entities, their fact patterns and steps necessary to complete the initial public offerings are similar to ours and therefore, industry practice is consistent with our treatment of such costs. In addition, we did not observe the reversal of the costs from the pro forma presentations as non-recurring expenses, providing additional implicit evidence the costs had been deferred. As such, we believe the prevailing practice within the real estate industry is to defer the aforementioned types of costs while they are being incurred and then deducted from the offering proceeds upon completion of the initial public offering. Furthermore, we note that within the summary of significant accounting policies disclosures of our Form S-4 and S-11 registration statements, we have included clear and transparent disclosure to readers of the financial statements stating that offering costs “are comprised of accounting fees, legal fees and other professional fees… [and that we]…have deferred such costs which will be recorded as a reduction of proceeds of the IPO, or expensed as incurred if the IPO is not consummated.”

We do not believe the gross dollar amount and/or length of time incurred to effectuate the offering, which for us has involved higher costs and has been a continuous process for two years,

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should impact the accounting conclusion. We believe there is a positive correlation between the amount of costs incurred in the initial public offering process and the length of time from initial filing to the effective date. Further, there are many complexities to our Transaction that may not have existed in other transactions, including the involvement of SEC registered entities which increased costs correspondingly.

We believe our Transaction is no different from these transactions and the offering costs incurred and netted against the offering proceeds historically are no different in nature than the costs we have currently deferred.

Accounting for Offering Costs

Although there is little authoritative guidance on how costs incurred to raise capital should be accounted for, we followed Staff Accounting Bulletin Topic 5A, which states:

•	Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.

•

Management salaries or other general and administrative expenses may not be allocated as costs of the offering and deferred costs of an aborted offering may not be deferred and charged against proceeds of a subsequent offering.

•	A short postponement (up to 90 days) does not represent an aborted offering.

Given that all aspects of the single Transaction followed from the decision to do an initial public offering, we viewed Transaction-related costs as being incremental and thus requiring further analysis to determine they were not better characterized as period costs based on their nature.

We also considered guidance in Accounting Research Manager which summarized a meeting with the SEC staff in November 1998 regarding the accounting treatment for offering costs associated with unregistered securities that require the issuer to register the securities within a specified period of time or provides the investors with demand registration rights. In that discussion, we understand the SEC staff had communicated that they would not object to the subsequent registration of the securities as a cost of the previous private / unregistered sale. For your reference, we have provided an excerpt from Accounting Research Manager of the minutes from the November 1998 discussion with the SEC staff.

Excerpt:

Topic 8: Accounting for Certain Securities Registration and Transaction Costs

Question 1: How should registration costs be accounted for in a transaction where unregistered securities are sold and the sale contract requires the issuer to register the securities within a specified period of time?

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Question 2: How should registration costs be accounted for in a transaction where unregistered securities are sold and the sale contract requires the issuer to register the securities upon demand by the purchaser?

SEC Staff Response:

Questions 1 and 2 – The staff questions whether it is appropriate to recognize a liability for the anticipated registration costs at the time the private offering is completed. Nevertheless, in these situations the staff has not objected to registrants accounting for the registration costs as costs of the private offering. In other words, the staff has not asked registrants to expense the registration costs.

We believe our Transaction is analogous to the aforementioned private placement and subsequent registration of securities transaction previously discussed with the SEC staff as both circumstances contemplate a follow-on event essentially as an integrated transaction. As it relates to registration rights in securities offerings, we understand that successful registration associated with securities issued in a private placement (as a result of a requirement to subsequently register previously issued equity securities or registration rights provided to investors in an unregistered placement of securities) is not a condition for issuance of the securities in the private placement. Despite the fact that successful registration is not a condition for the initial issuance of the securities, we understand that it would be acceptable to defer costs associated with subsequent registration as a cost of the previous unregistered placement.

In our circumstance, the consolidation and IPO are even more interrelated, and in fact contingent on one another. In comparison to the circumstance described above, we view the consolidation and IPO as one single integrated event that cannot be separated. We believe the past discussion held with the SEC staff in November 1998 is supportive of our conclusion.

All entities participating in the Transaction (i.e., Controlled Entities, Non-Controlled Entities and Option Properties) were allocated a share of the costs incurred. We allocated the costs related to the Transaction to the participating entities using each entity’s proportionate share of the consolidation expenses based on the preliminary exchange values as determined by the independent valuer (as such term is defined in the Registration Statement on Form S-4). We believe that this method most accurately reflected the portion of such expenses that should be borne by each of the entities. To the extent that these amounts were direct and incremental to the Transaction, these cost were initially deferred and then allocated to the Controlled Entities (the Predecessor), Non-Controlled Entities and Option Properties. Direct and incremental costs that were allocated to entities that are included in the Predecessor have been deferred as offering costs as they represent costs incurred in connection with the Transaction. The amounts allocated to the Non-Controlled Entities and Option Properties have been expensed as acquisition costs on their financial statements since these entities are not part of the group raising equity. If the Transaction is completed, at the closing of the offering the amounts incurred by the Non-Controlled Entities will be reimbursed from the offering proceeds. The reimbursement of these expenses to the Non-Controlled Entities will be accounted for as part of our acquisition expenses under ASC 805. If we ultimately purchase the Option Properties, amounts paid to the owners of those entities for the costs allocated to them will be treated as acquisition expenses at that time.

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The following chart summarizes these amounts into the categories as presented on the “Derivation of Consolidation Expenses” on page 238 of the Form S-4, with additional detail provided for the major line items by each service provider. After the allocation of such expenses to the Non-Controlled Entities and the Option Properties, there is approximately $19.6 million of deferred offering costs on the Predecessor’s financial statements as of March 31, 2012.

	Predecessor
	Directly attributable to the	Other incremental organizational costs (expensed as incurred) [2]
Type of cost	offering (to be netted against proceeds)	Predecessor	Non-Controlled Entities	Option Properties	Total
Accounting and tax advisory
Ernst & Young LLP	$6,862,800	$—	$1,279,658	$470,342	$8,612,800
Financial reporting advisors:
Margolin Winer Evens LLP	1,486,014	—	2,535,452	931,914	4,953,380
Anchin Block & Anchin LLP	737,376	—	1,258,119	462,426	2,457,921
Marks Paneth & Shron LLP	590,600	—	1,536,126	564,608	2,691,334
Berdon LLP	425,626	—	—	—	425,626
Other	477,586	—			477,586

Total Accounting	10,580,002	—	6,609,355	2,429,290	19,618,647

Legal:
Clifford Chance US LLP	3,178,975	—	2,000,312	735,222	5,914,509
Proskauer Rose LLP	3,417,001	—	2,150,086	790,271	6,357,358
Other	876,185	—	516,889	189,984	1,583,058

Total Legal	7,472,161	—	4,667,287	1,715,477	13,854,925

Appraisals	613,826	—	383,411	140,925	1,138,162

Solicitation	311,645	—	194,662	71,549	577,856

Printing and Mailing	117,577	—	73,441	26,994	218,012

Other IPO related Activities (preformation costs)[1]	487,220	2,655,171	1,962,426	720,678	5,825,495

Totals	$19,582,431	$2,655,171	$13,890,582	$5,104,913	$41,233,097

[1]	Consists of other miscellaneous deferred costs, management salaries and other general and administrative expenses.
[2]	Does not include approximately $6.8 million of auditing costs and other third party accounting services included in the general and administrative expenses of the entities during the period.

Analysis of Deferred Offering Costs and Other Transaction Related Expense Treated as Period Costs

After considering the Staff’s comments and the requirements of SAB Topic 5A, we undertook a complete re-evaluation of all of the costs incurred in order to determine the amount of such costs that should be deferred as offering costs. The following section provides an analysis and description of each of these costs and details the results of our evaluation of each of these items and any revised conclusions.

Accounting and other professional fees treated as period expenses

Accounting costs not considered directly related to the offering, and which we expensed in the periods incurred, amounted to $6.8 million and included the cost of year-end audits and reviews of interim periods. (These costs are not included in the table above, as noted in footnote 2.) Many of these fees were incurred by us in order to prepare financial information under U.S. GAAP or perform initial audits of these entities. Accordingly, many of these expenses would not have been incurred if not for the Transaction. However, we concluded that it would be inappropriate to defer these expenses under Staff Accounting Bulletin Topic 5A. More specifically, these costs related to the following:

•	Marks Paneth & Shron LLP – engaged to assist us in preparing the combined financial statements and journal entries of the Predecessor;

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•

Margolin Winer Evens LLP and Anchin Block & Anchin LLP – engaged to compile and convert the financial statements from tax to GAAP for three of the four largest properties (based on revenue) within the Predecessor;

•

Ernst & Young LLP – engaged to perform audits and reviews of the combined financial statements of the Predecessor, the subject LLCs, Empire State Building L.L.C. and Affiliates, Lincoln Building Associates L.L.C, and Fisk Building Associates L.L.C.;

•	Other local accounting firms – engaged to perform miscellaneous accounting preparation work; and,

•	Deloitte LLP – engaged to assist us in the implementation of new systems and new reporting processes related to becoming a public company.

Accounting and other professional fees treated as offering expenses

Accounting and Tax Advisory, including Financial Reporting Advisors

Accounting costs directly related and incremental to the IPO were deferred in the periods incurred. The following is an analysis of these costs:

Ernst & Young LLP:

Ernst & Young LLP performed customary services in order for their firm to be able to provide their consent for the inclusion of their opinions in each of the multiple filings and be prepared to provide to us and the underwriters a comfort letter immediately after the IPO is completed. This amounted to approximately $6.9 million, and among other things, included the following:

•	Reading each of the Form S-4 and Form S-11 registration statements and each of the multiple amendments thereto,

•	Agreeing the applicable financial information to our financial statements and accounting records and their audited work papers,

•	Reviewing the pro forma financial statements,

•	Responding to the requests and other inquiries from our securities counsel and investment bankers,

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•	Reviewing and discussing with us our responses related to the Staff’s comment letters, and

•	Tax advisory, consisting of:

(i)	Evaluation of the existing ownership structures of the entities included in the Transaction

(ii)	Calculation of the existing investor’s tax basis as well as the tax basis of the Company’s assets post Transaction.

(iii)	Calculation of the estimated taxable income of the REIT for dividend determination requirements

Other Firms:

Margolin Winer and Evens LLP

Anchin Block & Anchin LLP

Marks Paneth & Shron LLP

Berdon LLP

These firms assisted us as financial reporting advisors. Their fees were directly related to the IPO and included assistance with the preparation of individual management discussion and analysis for purposes of the solicitation of consents of the participants in the private entities, pro forma schedules of the Predecessor entities that were included in the registration statements and pro forma straight line rent schedules which were necessary to perform and were incorporated in our calculation of cash available for distribution that is disclosed in the Form S-4 and S-11 registration statements.

Based upon our further review we have determined that certain fees of Margolin Winer Evens LLP and Anchin Block & Anchin LLP that were deferred included fees to prepare the 3-14 financial statements of approximately $50,000, and therefore should have been expensed. Additionally, we identified other accounting fees of $477,586 that were not directly related to the Transaction and therefore, should not have been deferred.

As a result of this review, we believe the aggregate amount of accounting fees should be deferred is as follows:

Type of cost	Amount Deferred	Adjustment	Revised Amount Deferred
Accounting and tax advisory
Ernst & Young LLP	$6,862,800	$—	$6,862,800
Financial reporting advisors:
Margolin Winer Evens LLP	1,486,014	(25,000)	1,461,014
Anchin Block & Anchin LLP	737,376	(25,000)	712,376
Marks Paneth & Shron LLP	590,600	—	590,600
Berdon LLP	425,626	—	425,626
Other	477,586	(477,586)	—

Total Accounting	$10,580,002	$(527,586)	$10,052,416

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Legal

The legal costs we incurred for the Transaction were primarily to Clifford Chance US LLP and Proskauer Rose LLP. We considered that these costs were necessary and directly attributable to the Transaction. Approximately $3.2 million and $3.4 million of Clifford Chance’s and Proskauer Rose’s fees, respectively, were allocated to the Predecessor and have been deferred as offering expenses.

In connection with our analysis we identified other legal fees of $876,000, which are shown in the table on page 5, that were previously deferred and do not relate to the Transaction. These costs were primarily paid to (i) legal counsel to representatives of the Helmsley estate to review the legal implications of the Transaction and (ii) legal representation in connection with the shareholders litigation. Accordingly, we determined that these fees, which were deferred by our Predecessor as offering costs should be expensed.

Appraisals

This category represents amounts incurred for the valuation review performed by our independent valuer. These costs were related to determining the relative values of the subject LLCs, private entities and management businesses to allocate the consideration (Class A common stock, Class B common stock, operating partnership units in the operating partnership or cash consideration) among all of the entities involved in the Transaction and obtaining a fairness opinion as to such allocation. The fairness opinion will address the fairness of the Transaction assuming that each subject LLC and each private entity would participate in the Transaction and did not address the fairness of all possible combinations in the Transaction. Approximately $614,000 of these expenses were allocated to the Predecessor and deferred as offering costs. It was necessary to engage the independent valuer to establish a method for allocating the consideration in the consolidation. In addition, the disclosure requirements for roll-ups under Item 900 of Regulation S-K require a detailed description of the individual valuation components as well as disclosures on the process in which the valuation was determined. It has been customary to obtain independent valuations in connection with roll-ups.

Accordingly, the valuation determination was an essential part in our ability to determine the overall value of the assets and equity in the entities participating in the Transaction. By having this valuation performed by an independent third party valuer, we believe it would improve our ability to obtain the necessary consents from existing investors. Accordingly, we viewed the amounts paid to the independent valuer as a direct and incremental cost associated with our ability to complete the Transaction.

Solicitation, Printing and Mailing

These amounts consist of document management, private solicitations involving the private entities and approximately 1,700 individual investors, SEC filings, printing, distribution and mailing expenses and represent costs incurred by us and required in order to effectuate the IPO. After the allocation of approximately $366,000 to the Non-Controlled Entities and the Option Properties as acquisition costs, we have deferred approximately $429,000 of direct and incremental appraisal costs as offering costs of the Predecessor.

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Analysis of Amounts Previously Deferred That Were Expensed

The schedule below summarizes the differences identified above for each of the categories described above.

In summary, this analysis resulted in our conclusion that the amount of deferred costs that were directly attributable to the Transaction through March 31, 2012 was approximately $17.7 million as compared to the amount of approximately $19.6 million that was recorded and reflected on the Predecessor financial statements as of that date.

As discussed in detail above the summary of the deferred costs by major category is as follows:

Type of cost	Amount Deferred	Adjustment	Revised Amount Deferred
Total Accounting	$10,580,002	$(527,586)	$10,052,416
Total Legal	7,472,161	(876,185)	6,595,976
Appraisals	613,826	—	613,826
Solicitation	311,645	—	311,645
Printing and Mailing	117,577	—	117,577
Other IPO related Activities (preformation costs)	487,220	(487,220)	—

Totals	$19,582,431	$(1,890,991)	$17,691,440

We respectfully advise the Staff that when evaluating each years’ impact on the appropriate period, the cumulative effect of the adjustment identified of approximately $1.9 million represents approximately 0.82% of our 2010 Predecessor’s net income, 2.10% of our Predecessor’s 2011 net income and 0.43% of our Predecessor’s March 31, 2012 net income on an annualized basis. Additionally, when applied to our total assets at December 31, 2011, and March 31, 2012, the adjustment represents 0.16% and 0.19%, respectively, of total assets.

We believe that such amounts are immaterial both quantitatively and qualitatively. In future filings we will revise the “Derivation of Consolidation Expenses” included in the Form S-4 and Form S-11 to exclude these amounts. Further, such amounts will be corrected and expensed in our third quarter. If the Staff requests we can provide you with our SAB 99 materiality analysis.

In closing, we believe our accounting for the $19.6 million as deferred offering costs is materially correct and appropriate for the following reasons:

1)	The consolidation and IPO are one single integrated event,

2)	Our accounting is consistent with real estate industry practice, and

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3)	Except for the immaterial amounts ($1.9 million) we identified that should have been expensed in the periods incurred, we believe the remaining other expenditures are properly deferred as offering costs pursuant to SAB Topic 5A.

Yours truly,

/s/ Andrew Prentice
Andrew Prentice
Chief Accounting Officer
Malkin Holdings LLC

cc:	Tom Kluck

Jessica Barberich

Eric McPhee

Anthony E. Malkin

Thomas N. Keltner, Jr.

David A. Karp

Larry Medvinsky

Steven A. Fishman

Robert W. Lehman

Josh Forgione

Gregory A. Faucette

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